Exhibit 10.4

February 22, 2016

Mr. J. Chris Brewster

2935 Chevy Chase Dr.

Houston, TX 77019

Re:  CFO Transition Date and Executive Advisor Position

Dear Chris,

We have received and accepted your notice to transition from your position as Chief Financial Officer (“CFO”) of Cardtronics USA, Inc. (the “Company”), effective upon the date the Cardtronics, Inc. (the “Parent Company”) Annual Report on Form 10-K for the fiscal year ending December 31, 2015 is filed with and accepted by the U.S. Securities and Exchange Commission (such date, “CFO Transition Date”), to an advisory role with the Company until your retirement from the Company.  Please consider this letter (this “Agreement”) to be the terms of your continued employment with the Company in the role of an Executive Advisor for a period of one year following the CFO Transition Date.

The parties hereto agree as follows:

1.   Current Employment Agreement.  As you have initiated this change in roles, the “Good Reason” termination provisions in your Employment Agreement, dated June 20, 2008 (as amended December 16, 2008, the “Employment Agreement”), are not applicable, and you hereby waive any and all rights associated with a termination for “Good Reason” in connection with your acceptance of this offer.  Effective on the CFO Transition Date, this Agreement shall amend and restate the Employment Agreement in its entirety.  This Agreement represents the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, including the Employment Agreement.  This Agreement may not be modified, altered or amended except by written agreement of all the parties. This Agreement does not alter the terms of existing award agreements related to the Parent Company Second Amended and Restated 2007 Stock Incentive Plan (“Stock Incentive Plan”) or any existing stock option agreements listed in Schedule A attached hereto, which shall only terminate in accordance with the terms contained in such agreements.

2.   Duties.  Effective immediately following the CFO Transition Date, you shall be employed as an Executive Advisor to the Chief Executive Officer of the Company (the "CEO").  You shall report to, and be subject to general direction and control of the CEO and shall devote the time and attention necessary to the performance of the services, duties, and responsibilities requested by the CEO.  The Company understands and agrees that you will discharge your duties hereunder by responding to the CEO's requests by telephone or by email communication and that your physical presence at the Company's offices shall not be required in order for you to perform your duties under this Agreement.

3.   Position and Salary.  You shall be an "Executive Advisor" for the Company and paid an annual base salary of $500,000.00, less applicable withholdings and deductions, according to the Company's customary payroll practices applicable to senior executives.

4.   Bonuses.

a.   2015 Cash Bonus.  You will receive a payout of your cash bonus for 2015 (the “2015 Cash Bonus”) associated with Parent Company Annual Executive Cash Incentive Plan (“AECIP”) based on actual 2015 Parent Company results and in accordance with previously established guidelines.  Payment of the 2015 Cash Bonus will be consistent with payment to all other AECIP participants, but no later than March 15, 2016.

b.   2016 Cash Bonus.  You will be eligible for an AECIP cash bonus for the calendar year 2016 (the “2016 Cash Bonus”) in an amount determined in the sole good faith discretion of the Parent Company Board of Directors (or a committee thereof), based on actual 2016 Parent Company results.  The 2016 Cash Bonus shall be prorated through and including the CFO Transition Date, and shall be payable in a lump sum on or before the date such annual bonuses are paid to executives who have continued employment with the Company, but no later than March 15, 2017.

c.   2015 LTIP.  You will receive a payout of your equity award for 2015 (the “2015 LTIP”) associated with the Stock Incentive Plan, and in accordance with your 2015 LTIP award agreement, based on actual 2015 Parent Company results and in accordance with previously established guidelines.  The 2015 LTIP shall be paid out in a manner consistent with all other Stock Incentive Plan participants.

d.   2016 LTIP.  You will be eligible for a Stock Incentive Plan equity award for the calendar year 2016 (the “2016 LTIP”) in an amount determined in the sole good faith discretion of the Parent Company Board of Directors (or a committee thereof), and evidenced by a 2016 LTIP award agreement to be executed by the parties, and based on actual 2016 Parent Company results.  The 2016 LTIP shall be prorated through and including the CFO Transition Date; provided, however, the terms of any Stock Incentive Plan awards made in 2016 have not been finalized, and as such, the 2016 LTIP shall be consistent with the final provisions of all awards in 2016 made pursuant to the Stock Incentive Plan.

5.   Other Benefits of Employment.

a.   Vesting of Current Awards. Any earned unvested stock or stock units issued to you prior to the CFO Transition Date shall continue to vest in accordance to their respective plan documents during the term of this Agreement.

b.   General Benefits. You are eligible to participate in the Company’s benefit plans in accordance to the terms thereof in effect from time to time or as may be amended.

c.   Business Expenses.  Your reasonable and customary business expenses incurred in the performance of your duties contemplated hereby will be reimbursed by the Company based on the Company's policy in effect from time to time or as may be amended upon receipt of written substantiation of such expenses in accordance with the Company’s usual policies.

d.   PTO.  Due to the work flexibility the Company is offering in this letter, you shall not accrue additional paid time off (“PTO”), nor is it anticipated that there will be payout of accrued unused PTO at the time of your final retirement pursuant to Section 8.

e.   D&O Insurance.  The Company and the Parent Company agree to continue and maintain a directors’ and officers’ liability insurance policy covering you to the extent the Company provides such coverage for its executive officers during the term of your employment with the Company and thereafter until the expiration of all applicable statutes of limitations.

6.   Extent of Service. Your employment pursuant to this Agreement shall be subject to the rules and regulations of the Company involving the general conduct of business of the Company that are in force or that may be put in place and that are applicable to senior executives of the Company.  You shall discharge all duties and responsibilities of your employment conscientiously, in good faith and to the best of his ability, giving to the Company the full benefit of your knowledge, expertise, skill and judgment.

7.   Term and Termination.

a.   Term.  The initial term of employment shall commence on the CFO Transition Date and continue for a period of twelve (12) months (the "Term") unless terminated sooner by the parties hereto.  The Term may be extended by the Company's and Executive's mutual agreement.

b.   Death.  If you die during the Term of this Agreement, this Agreement shall automatically terminate on the date of death.  The Company shall pay to your estate, or other person or trust designated by you, upon proper letters testamentary to the Company, (i) (A) any unpaid salary that would otherwise be due and payable at the date of death, (B) the 2016 Cash Bonus, which amount shall be payable in a lump-sum on or before the date such annual bonuses are paid to executives who have continued employment with the Company, and (C) the 2016 LTIP that would have otherwise vested pursuant to a Qualified Retirement (as such term is defined in the Stock Incentive Plan), which amount shall be paid out pursuant to the Stock Incentive Plan (in each of clauses (A) - (C), less applicable withholdings and deductions), and (ii) any eligible expense reimbursements pursuant to this Agreement which accrued until the time of death.  Except as otherwise provided in this Section 7(b), your estate (or other person or trust designated by you, upon proper letters testamentary to the Company) shall have no other or further rights under this Agreement.

c.   Disability.  If during the Term and while in the employ of the Company, you shall be prevented from performing your duties hereunder by reason of disability, then the Company may terminate this Agreement and your employment.  For the purposes of this Agreement, "disability" shall mean any mental or physical condition that renders you unable to perform the essential functions of your position, with or without reasonable accommodation, for an aggregate period in excess of 30 days during any period of 3 consecutive months. In the event of termination pursuant to this Section 7(c), the Company shall have no further obligation to you, except that the Company shall pay to you or your representative, as the case may be, (i) (A) any unpaid salary that would otherwise be due and payable at the date of disability, (B) the 2016 Cash Bonus, which amount shall be payable in a lump-sum on or before the date such annual bonuses are paid to executives who have continued employment with the Company, and (C) the 2016 LTIP that would have otherwise vested pursuant to a Qualified Retirement, which amount shall be paid out pursuant to the Stock Incentive Plan (in each of clauses (A) - (C), less applicable withholdings and deductions), and (ii) any eligible expense reimbursements pursuant to this Agreement which accrued to the date of disability.

d.   Without Cause.  Prior to the end of the Term, as determined in the sole discretion of the Company, the Company may provide you with 30 days' advance written notice or pay in lieu of notice of your termination of employment without cause.  If your employment with the Company is terminated pursuant to this Section 7(d), the Company shall have no further obligation to you, except that (i) (A) any unpaid salary that would otherwise be due and payable at the date of termination, (B) the 2016 Cash Bonus, which amount shall be payable in a lump-sum on or before the date such annual bonuses are paid to executives who have continued employment with the Company, and (C) the 2016 LTIP that would have otherwise vested pursuant to a Qualified Retirement, which amount shall be paid out pursuant to the Stock Incentive Plan (in each of clauses (A) - (C), less applicable withholdings and deductions), and (ii) any eligible expense reimbursements pursuant to this Agreement which accrued to the date of such termination.

e.   Resignation.  Prior to the end of the Term, you may provide the Company with 60 days' advance written notice of your intent to terminate your employment with the Company, provided that if you provide a notice of termination pursuant to this Section 7(e), the Company may designate an earlier termination date than that specified in your notice.  The Company's designation of such an earlier date will not change the nature of your termination, which will still be deemed a voluntary resignation by the Executive pursuant to this Section 7(e).  If your employment with the Company is terminated pursuant to this Section 7(e), you shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment as determined by the Company, other than (i) (A) any unpaid salary that would otherwise be due and payable at the date of termination, (B) the 2016 Cash Bonus, which amount shall be payable in a lump-sum on or before the date such annual bonuses are paid to executives who have continued employment with the Company, and (C) the 2016 LTIP that would have otherwise vested pursuant to a Qualified Retirement, which amount shall be paid out pursuant to the Stock Incentive Plan (in each of clauses (A) - (C), less applicable withholdings and deductions), and (ii) any eligible expense reimbursements pursuant to this Agreement which accrued to the date of such termination.

8.   Final Retirement.  Your final retirement from the Company shall be effective at the end of the Term, or any termination of this Agreement pursuant to Section 7, and will constitute a “Qualified Retirement” as defined in the Stock Incentive Plan, causing all earned unvested restricted stock units to vest at the time of your final retirement (subject to any delay required to avoid tax, penalty or interest pursuant to Section 409A of the Internal Revenue Code), and resulting in taxable income to you.

9.   Proprietary and Confidential Information and Trade Secrets.  The Company may provide you with access to various trade secrets and proprietary and confidential information of the Company which include, without limitation, all aspects of the Company's financial performance, budget, business strategies, and processes, compilations of market information; customer lists, specifications, and requirements; vendor lists, specifications, and requirements; business forms and contracts; policies, and procedures; customer revenue, sales, and projections, marketing strategy, target clients, pricing information, salary and compensation information, employee personnel information, and business plans of the Company (the "Confidential Information"). You agree that you shall not disclose, directly or indirectly, any of the Confidential Information, nor use them in any way, either during the Term or at any time thereafter, except as required in the ordinary course of your employment for the benefit of the Company.

10.  Protective Covenants.  You agree that in consideration for the Company's obligations under Section 9 above that the following covenants are reasonable and necessary protective covenants for the protection of the business interests described in Section 9 above:

a.   Non-Compete.  You agree that during your employment with the Company and for a period of 12 months following the termination of your employment with the Company, irrespective of the circumstances of termination or resignation, that you will not: 1) engage, directly or indirectly, within any market area served by the Company on the date the employment ends, as sole proprietor, principal, agent, trustee or through the agency of any sole proprietorship, corporation, limited liability company, partnership, association or agent or agency, in any business similar to the business then conducted by the Company; or 2) be the owner of more than five percent (5%) of the outstanding ownership interests of any corporation, partnership or limited liability company, or an employee of any sole proprietorship, corporation, limited liability company, partnership or, association or an owner or employee of any other business which conducts a business in competition with the Company's ATM business.

b.   Survival of Covenants.  The restriction set forth in Section 9(a) shall survive the termination of your employment with the Company.  The existence of any claim or cause of action you have against the Company whether predicated on this Agreement or otherwise shall not constitute a defense to the enforcement by the Company of such restrictions.  In the event an enforcement remedy is sought under Section 10(c), the time periods provided for in Section 9(a) shall be extended by one day for each day you failed to comply with the restriction at issue.  Upon your termination for any reason, you agree to surrender to the Company all Confidential Information in your actual and constructive possession.

c.   Remedies.  You agree that the above limitations as to time, geographic area, and scope of activity are reasonable and do not impose any greater restraint than is necessary to protect and preserve to the Company the Confidential Information, valuable goodwill and proprietary rights of the Company as they now exist and as they may be developed in the future, and that these limitations are intended to comply with the provisions of all applicable legal requirements.  You acknowledge and agree that your breach of the provisions of Section 9(a) would result in irreparable injury and damage for which money damages do not provide an adequate remedy.  Therefore, in the event of breach or threatened breach by you of the provisions of Section 9(a), the Company shall be entitled to injunctive relief, declaratory relief, money damages, recovery of all attorney's fees and costs incurred by the Company in obtaining such relief, damages, and any other legal and equitable relief to which it may be entitled.  These remedies include, but are not limited to:

i.  having the protective covenants in Section 9(a) specifically enforced (without posting bond (except to the extent required by applicable law) and without the need to prove damages) by any court having jurisdiction, including, without limitation, the right to seek appropriate entries of restraining orders and injunctions against you; and

ii. requiring you to account for and pay to the Company all compensation or profits derived or received by you as the result of any transactions constituting a breach of any protective covenants set forth in Section 9(a).

11. Assignment.  Neither party may assign its rights or obligations under this Agreement; provided, however, the Company may assign this Agreement to any successor entity or affiliate.

12. Severability.  If any provision contained in this Agreement is determined to be void, illegal or unenforceable, in whole or in part, then the other provisions contained herein shall remain in full force and effect as if the provision which was determined to be void, illegal, or unenforceable had not been contained herein.  If the restrictions in Section 10 are deemed unenforceable as written, the parties expressly authorize the court to revise, delete, or add to the restrictions contained in Section 10 of this Agreement to the extent necessary to enforce the intent of the parties and to provide the Company’s goodwill, confidential information, and other business interests with effective protection

13. Notices.  All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed to have been delivered on the date personally delivered or on the date mailed, postage prepaid, by certified mail, return receipt requested, or on the date faxed and confirmed, if addressed to the respective parties as follows (or to such other address, facsimile number, or person as a party may designate by notice to the other party):

If to you, to the address appearing above;

If to the Company:         Cardtronics USA, Inc.

3250 Briarpark Drive, Suite 400

Houston, Texas 77042

Attention: General Counsel

E-mail address: CATM_Legal@cardtronics.com

14. Binding Effect.  This Agreement shall be binding and effective upon the Company and its successors and permitted assigns, and upon you, your heirs and representatives.

15. Governing Law and Choice of Venue.  Except for a breach or threatened breach of any provision contained in Section 10 of this Agreement, any other dispute under this Agreement shall be addressed in the following order: a) good faith negotiations; b) then non-binding mediation; and c) then binding arbitration in Harris County, Texas under the rules of the American Arbitration Association.  The costs of non-binding mediation and binding arbitration shall be divided evenly between the parties.  Any action based on Section 10 of this Agreement shall be brought in the state or federal courts of Harris County, Texas.  The laws of the State of Texas shall govern the validity, construction, and interpretation of the rights and duties of the parties under this Agreement.

[signature page follows]

I look forward to our continued working relationship and to wishing you well in your future retirement.

Very truly yours,

Cardtronics USA, Inc.
/s/ Debra Bronder
By: Debra Bronder
Title: Executive Vice President - Human Resources

AGREED AND ACCEPTED

on this 22 day of February, 2016.

/s/ J. Chris Brewster
J. Chris Brewster

cc: S. Rathgaber; M. Keller